John Miszuk
Charlotte, North Carolina
john@drinkcheechandchong.com

CAREER SUMMARY

A highly experienced, innovative and strategic beverage industry executive with over 10 years of demonstrated success in business development, increasing revenues and market share in emerging brand organizations.

Strengths include: Experienced servant team leader, sales manager, account developer & group presenter - EBITDA based P&L management with a strong understanding of Business Operations & logistics - Business development specializing in building strong relationships with retail partners.

PROFESSIONAL EXPERIENCE

Farm to Bottle Beverages LLC – Charlotte, NC – Founder & CEO (2020 – Present)

Producer of high-quality Relaxation & CBD Shot beverages in partnership with Iconic Celebrity Duo, Cheech & Chong

- Founded in 2020 Farm to Bottle Beverages has begun developing and producing the first line of beverages with the iconic Cheech & Chong Brand.
- Responsible for overall brand development and brand growth in a rapid growing segment of the Relaxation & CBD beverage space.

Moonshine Sweet Tea - Austin, TX - Executive Vice President of Sales (2016-2020)

Producer of Real Brewed Tea made from a 70 year-old family recipe. As a member of the executive team my duties were to oversee all sales team members, National Key Accounts as well as full oversight of sales budgets and EBITDA.

- Directly responsible for increasing revenues from $3mm to $11mm across 32 retailers with over 10,000 accounts Nationwide utilizing a hybrid independent distribution model.

- Maintained Key Retail partnerships with: Target, Kroger (all banners), Walmart, Circle K, EG Group, Buc-ee's, HEB, Sam's Club.

- Responsible for promotional planning while collaborating with retailers to customize programs that align with their promotional calendar and needs.

- Oversee and implement space planning strategies by utilizing competitive sales data driven by Nielsen/IRI to optimize POG opportunities in retail environments.

- Negotiated contracts and procured new strategic DSD partnerships across the U.S utilizing a network of Budweiser, Miller Coors, McLane, Coremark and UNFI Distribution partners.

- Implemented and deployed a strategic National merchandising program to maintain shelf/cooler space and drive sales while maintaining placement consistency.

- Developed relationships with key food service distributors: Sysco, GSC, Hardie's & Ben E Keith.

- Managed internal account management teams as well as a network of independent brokers and distribution partners.

- Consistent achievement of KPI's including topline sales, trade spend, and EBITDA goals.

2016-Present highlights: - Fastest growing independently owned sweet tea company. - Launched 4 new tea concentrate SKUs into Walmart. - Launched 15 pack "Sam's Exclusive" SKU into Sam's Club. - Expanded RTD product line into multiple points of distribution in Target - Increased National ACV from 7% to 18% - Increased Texas ACV from 16% to 34%.

Kill Cliff Beverage Company, Inc. - Atlanta, GA - Senior Vice President of Sales (2013-2016)

Producer of Functional All-Natural Recovery & Cold Brew Coffee Beverages As a member of the executive team my duties were to oversee all sales operations Worldwide with full oversight of sale budgets.

• Direct implementation and oversight of all Brand, Promotional Programming & Channel Strategies.

• Managed all internal Key account and National Account Management teams as well as a network of brokers and DSD partners.

• Directly responsible for overseeing $38mm in annual revenues.

• Successful selection, training, and leadership of all independent sales team members.

• Developed and maintained relationships with key distributor & warehouse customers: McLane, UNFI, Coremark, Budweiser, DPSG, and Miller Coors.

• Developed and cultivated retail partnerships that include: Target, Whole Foods, Circle K, Albertsons/Safeway, HEB, Giant Eagle Wegmans and all Kroger banners.

• Increased topline sales and bottom line profits through the creation & execution of Kill Cliff's "Bill to ship to" program in independent accounts nationwide.

• Developed and managed internal sales call center consisting of 8 tele-sales individuals.

• Increased topline sales and bottom line profits through successful transition of brand in key accounts from "distributor" to "wholesale direct" distribution model.

• Consistent achievement of KPI's including topline sales, trade spend, and credits.

• Developed sales standard operating procedures to define the sales culture and drive sales morale.

2013-2016 highlights: - Kill Cliff was named Inc. 100's Fastest Growing Beverage Company in the U.S. in 2015. - Launched Kill Cliff's line of all-natural recovery drinks and all-natural cold brew coffee into natural channel retailers including Whole Foods & Sprouts.

GO FAST! Sports & Beverage Co. - Denver, CO - Vice President of Sales (2009-2013)

Producer of healthy Energy Drinks

• High-profile management position accountable for building and maintaining key retail and distributor relationships as well as developing and implementing strategies for expanding the company's market area throughout North America.

• Developed and maintained key account relationships with some of North America's largest retailers including Whole Foods, 7-11, Walmart, Kroger, Kum & Go & Safeway.

• Instrumental in developing strategic sales teams throughout North America and increasing sales from $3,000,000 to over $21,000,000.

• Expanded sales into new markets while implementing sales programs and sales strategies that increase sales year after year.

• Instrumental in procuring chain authorizations in North America's top retail chains while maintaining relations with buyers to ensure sales success.

• Traveled internationally to oversee sales offices in Canada, Mexico and the Virgin Islands as well as Dubai and Holland.

• Built strategic alliances with distribution channels that resulted in record revenues and increased market share by 20% in highly competitive markets.

• Expanded sales and merchandising staff from 5 to 12 consisting of National Key Accounts Managers as well as Regional Managers.

2009-2013 highlights: - Exceeded sales targets, lowest credits, sales expense and turnover rates in company history. - Launched GO FAST's line of all-natural energy drinks into natural channel retailers including Whole Foods & Sprouts. - Beverage Industry Top 100 Company during years 2012, 2013 & 2014. - 7 Time Gold Medal for Taste Award winning company during years 2011, 2012 & 2013.